Exhibit 99.1

Innate Pharma Reports Full Year 2022(1) Financial Results and Business Update

  Sanofi collaboration for Natural Killer cell engager therapeutics expanded to B7-H3 ANKET® program and two additional targets, with €25 million payment
  Encouraging preliminary TELLOMAK Phase 2 efficacy data for lacutamab in advanced cutaneous T cell lymphoma in Sézary syndrome and mycosis fungoides
  First patient dosed in monalizumab PACIFIC-9 Phase 3 lung cancer clinical trial with $50M payment from AstraZeneca
  Cash position of €136.6 million2 as of December 31, 2022 (not including the €25 million payment from Sanofi), anticipated cash runway into mid 2025
  Conference call to be held today at 2:00 p.m. CET / 9:00 a.m. EDT

MARSEILLE, France--(BUSINESS WIRE)--March 23, 2023--Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results1 for the year ending December 31, 2022. The consolidated financial statements are attached to this press release.

“In 2022 we made important progress in our pipeline, both on our clinical and preclinical projects as well as maintaining a strong financial position. We’re continuing to see encouraging efficacy signals for our proprietary program lacutamab in advanced cutaneous T cell lymphomas. In the meantime, our innovative R&D pipeline progression was marked by the expansion of our partnership with Sanofi to develop new NK Cell Engager Therapeutics from our ANKET® platform, including solid tumors. The Sanofi collaboration is an example of how we use partnerships to build value at Innate, also underlined by our partnership with AstraZeneca for monalizumab which is in a Phase 3 trial for non-small cell lung cancer,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “As we look to progress our pipeline in house or with partnerships, we look forward to new milestones in 2023 with important inflection points, including final readouts from the TELLOMAK Phase 2 trial with lacutamab and further updates for our ANKET® assets.”

Webcast and conference call will be held today at 2:00pm CET (9:00am EDT)

Access to live webcast:

https://events.q4inc.com/attendee/611394672

Participants may also join via telephone using the registration link below:

https://registrations.events/direct/Q4E60253

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.

A replay of the webcast will be available on the Company website for 90 days following the event.

[1] This press release contains financial data approved by the Executive Board based on our consolidated financial statements for the year ended December 31, 2022. The audit is in progress at the date of this communication.

[2] Including short term investments (€17.3m) and non-current financial instruments (€35.1m).

Pipeline highlights:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  Innate continues to see progress for lacutamab with final data from the TELLOMAK Phase 2 trial for both mycosis fungoides and Sézary syndrome expected in H2 2023.
    In preliminary results confirming clinical activity and a favorable safety profile in patients with mycosis fungoides (MF) who were previously treated with at least two lines of systemic therapy, lacutamab produced a global objective response rate (ORR) of 28.6% (95% confidence interval [CI]: 13.8-50.0) in the KIR3DL2-expressing MF patients (n=21), including 2 complete responses and 4 partial responses (EORTC-CLTG (European Organisation for Research and Treatment of Cancer - Cutaneous Lymphoma Tumours Group) 2022 meeting - September 2022).
    In a preliminary analysis, lacutamab demonstrated clinical activity and a favorable safety profile in heavily pretreated, post-mogamulizumab patients with advanced Sézary syndrome. In the Intention To Treat (ITT) population (n=37), the global ORR was 21.6% (8/37). ORR in the blood was 37.8% (95% CI: 24.1-53.9), with 21.6% (8/37) achieving complete response (CR). ORR in the skin was 35.1% (95% CI: 21.8-51.2). In the Evaluable for Efficacy (EES) population (n=35), global objective response rate (ORR) was 22.9% (8/35). ORR in the blood was 40.0% (95% CI: 25.6-56.4) and ORR in the skin was 37.1% (95% CI: 23.2 53.7) (2022 ASH (American Society Hematology) Annual Meeting - December 2022).
  Two parallel clinical trials to study lacutamab in patients with KIR3DL2-expressing, relapsed/refractory peripheral T-cell lymphoma (PTCL) are ongoing. Initial PTCL data are expected in H2 2023.
    Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL. A poster on the trial design was presented at the ESMO (European Society for Medical Oncology) 2022 conference.
    Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) initiated an investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.

ANKET® (Antibody-based NK cell Engager Therapeutics):

ANKET® is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer. Innate’s pipeline includes four public drug candidates born from the ANKET® platform: IPH6101 (CD123-targeted), IPH6401 (BCMA-targeted), IPH62 (B7-H3-targeted) and tetra-specific IPH6501 (CD20-targeted). Several other undisclosed proprietary preclinical targets are being explored.

IPH6101, IPH6401 and IPH62 (partnered with Sanofi)

  The Phase 1/2 clinical trial by Sanofi is progressing well, evaluating IPH6101/SAR’579, the first NKp46/CD16-based CD123-targeted ANKET® platform NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia or high-risk myelodysplastic syndrome.
    Preclinical data showing the control of AML cells by a trifunctional NKp46-CD16a-NK cell engager targeting CD123 were published in Nature Biotechnology in January 2023.
  On July 21, 2022, the Company announced that its partner Sanofi had made the decision to progress IPH6401/SAR’514, a BCMA-targeting NK cell engager into investigational new drug (IND)-enabling studies. Selection of IPH6401/SAR’514 triggered a €3M milestone payment to Innate.
  As announced on December 19, 2022, Sanofi licensed IPH62, a NK cell engager program targeting B7-H3 from Innate’s ANKET® platform. Sanofi also have the option to add up to two additional ANKET® targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization. Under the terms of the agreement, Innate received a €25m upfront payment and is eligible for up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

IPH6501 (proprietary)

  Progress continues toward a Phase 1 clinical trial in 2023 for the proprietary CD20 targeted tetra-specific ANKET®, IPH6501.
    An October 2022 edition of Cell Reports Medicine described the development of Innate’s fit-for-purpose ANKET® antibody-based tetra-specific molecule to harness the antitumor functions of NK cells, boosting their capacity to proliferate, to accumulate at the tumor site and to kill tumor cells.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  Innate continues to see progress for monalizumab in the early non-small cell lung cancer (NSCLC) setting, with the ongoing Phase 3 PACIFIC-9 study run by AstraZeneca. The study is evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III NSCLC who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT).
    On April 29, 2022, Innate announced a $50 million milestone payment from AstraZeneca was triggered for dosing the first patient in the PACIFIC-9 Phase 3 clinical trial.
  Detailed results from the randomized AstraZeneca-sponsored Phase 2 COAST clinical trial, including monalizumab data in combination with durvalumab, were published in the Journal of Clinical Oncology in April 2022. The results were initially presented during the European Society for Medical Oncology (ESMO) Congress 2021. The results of the interim analysis showed monalizumab in combination with durvalumab reduced the risk of disease progression by 58% (improved progression-free survival (PFS) with a hazard ratio of 0.42) and improved objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III NSCLC who had not progressed after concurrent CRT. The Journal of Clinical Oncology publication includes exploratory subgroup analysis.
  Partner AstraZeneca presented data from Phase 2 NeoCOAST randomized trial in resectable, early-stage NSCLC at the 2022 American Association for Cancer Research (AACR) Annual Meeting and ESMO 2022 congress. The presentations highlighted improved disease responses with durvalumab in combination with monalizumab, oleclumab or danvatirsen, when compared to durvalumab alone. The follow-up randomized Phase 2 clinical trial, NeoCOAST-2, is enrolling patients with resectable, stage IIA-IIIB NSCLC to receive neoadjuvant durvalumab combined with chemotherapy and either oleclumab or monalizumab, followed by surgery and adjuvant durvalumab plus oleclumab or monalizumab.
  On August 1, 2022, Innate announced that a planned futility interim analysis of the Phase 3 INTERLINK-1 study sponsored by AstraZeneca did not meet a pre-defined threshold for efficacy. The Company announced that, based on the result and the recommendation of an Independent Data Monitoring Committee, the study was to be discontinued. There were no new safety findings. AstraZeneca plan to share the data in due course. The INTERLINK-1 study evaluated monalizumab in combination with cetuximab vs. cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors.

IPH5201 (anti-CD39), partnered with AstraZeneca:

  The MATISSE Phase 2 clinical trial conducted by Innate in neoadjuvant lung cancer for IPH5201, an anti-CD39 blocking monoclonal antibody developed in collaboration with AstraZeneca, has started and is awaiting first patient dosed.
    In August 2022 Innate received a $5 million milestone payment from AstraZeneca and will be responsible for conducting the study. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs.
    Preclinical data supporting the rationale for the Phase 2 development in NSCLC were presented at the 2022 ESMO Immuno-Oncology (IO) Annual Congress in December.
    AstraZeneca conducted a Phase 1 trial in solid tumors with IPH5201 alone or in combination with durvalumab and presented a poster entitled “IPH5201 as Monotherapy or in Combination with Durvalumab in Advanced Solid Tumours” at the 2022 ESMO IO Annual Congress in December.

IPH5301 (anti-CD73):

  The investigator-sponsored CHANCES Phase 1 trial of IPH5301, in collaboration with Institut Paoli-Calmettes is ongoing. The trial will be conducted in two parts, Part 1, the dose escalation, followed by a Part 2 safety expansion study cohort. Part 2 will evaluate IPH5301 in combination with chemotherapy and trastuzumab in HER2+ cancer patients. The design of the Phase 1 study was highlighted at the 2022 ESMO IO congress in December.

Avdoralimab (anti-C5aR1):

  The Company has decided to discontinue the development of avdoralimab in bullous pemphigoid. The Company will continue to evaluate out-licensing as a potential next step.

Preclinical assets:

  Fueling the R&D engine, the Company continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and continuing to explore Antibody Drug Conjugates (ADC) formats.
  During the period, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part 2018 multi-term agreement between AstraZeneca and Innate. Innate regained full rights to further develop the four preclinical molecules.

Corporate Update:

  On May 3, 2022 Innate announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million American Depositary Shares (“ADS”). Each ADS representing one ordinary share of Innate. As of December 31, 2022, the balance available under our May 2022 sales agreement remains at $75 million.
  Dr Sally Bennett was appointed as new member of the Supervisory Board in May 2022. She was appointed as a member of the Audit Committee. On the same date it was announced that Mr Patrick Langlois decided to resign from his mandate of Supervisory Board member of Innate Pharma.
  In January 2023, Mrs Claire de Saint Blanquat, Vice President Legal and Corporate Affairs, and Mr Henry Wheeler, Vice President Investor Relations and Communications, were appointed to the Leadership Team.

Financial highlights for 2022:

The key elements of Innate’s financial position and financial results as of and for the year ended December 31, 2022 are as follows:

  Cash, cash equivalents, short-term investments and financial assets amounting to €136.6 million (€m) as of December 31, 2022 (€159.7m as of December 31, 2021), including financial instruments amounting to €35.1m (€39.9m as of December 31, 2021). Cash, cash equivalents as of December 31, 2022 do not include the €25.0 million payment received from Sanofi in March 2023.
  As of December 31, 2022, financial liabilities amount to €42.3m (€44.3m as of December 31, 2021). In August 2022, the Company obtained an extension for a period of five year (starting in 2022) with a one-year grace period (2023) of its State-Guaranted Loans (Prêts Garantis par l’Etat “PGE”) from Société Générale (€20.0m) and BNP Paribas (€8.7m).
  Revenue and other income from continuing operations amounted to €57.7m in 2022 (2021: €24.7m). It mainly comprises revenue from collaboration and licensing agreements (€49.6m in 2022 vs €12.1m in 2021), and research tax credit (€7.9m in 2022 vs €10.3m in 2021, -23.1%):
    Revenue from collaboration and licensing agreements, which mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca and Sanofi and which are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements:
      (i) Revenue from collaboration and licensing agreements for monalizumab increased by €14.9m to €22.4m in 2022 (€7.5m in 2021). This change mainly results from the transaction price increase of €13.4m ($14.0m) triggered by the launch of the “PACIFIC-9” Phase 3 trial announced on April 29, 2022. This change in the transaction price generated a €12.6 million favorable cumulative adjustment in the revenue related to monalizumab agreements for the first half of 2022, partially offset by effects of the decrease in direct monalizumab research and development costs over the period as compared to the first half of 2021, in connection with the Phase 1 & 2 trials maturity;
      (ii) Revenue related to IPH5201 for the year ended 2022 amounted to €4.7m and results from the entire recognition in revenue of the $5.0m milestone payment received in August 2022 from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study;
      (iii) During 2022 first semester, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0m (€17.4m). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0m, or €17.4m was recognized as revenue in 2022.
      (iv) During 2022 first semester, the Company was informed of Sanofi's decision to advance IPH6401/SAR'514 into investigational new drug (IND)-enabling studies. As such, Sanofi has selected a second multispecific antibody engaging NK cells as a drug candidate. This selection triggered a €3.0m milestone payment from Sanofi. This amount was received by the Company on September 9, 2022.
    The variation in the research tax credit mainly results from a decrease in the amortization for the intangible assets related to acquired licenses (monalizumab and IPH5201) and to the decrease in personnel expenses allocated to research and development operations. In addition, there was a decrease in public subcontracting included in the calculation of the CIR. This decrease is the consequence of the end of the doubling of public subcontracting expenses eligible for the CIR since January 1, 2022, partly offset by an increase in private subcontracting expenses with accredited suppliers.
  Operating expenses from continuing operations amounted to €74.1m in 2022 (2021: €72.5m, +2.2%):
    General and administrative (G&A) expenses from continuing activities amounted to €22.4m in 2022 (2021: €25.5m, -12.1%). This variation results cumulatively from (i) a decrease in wages mainly resulting from restructuring costs and higher annual bonuses level in 2021, (ii) a decrease in non-scientific advisory fees and (iii) a decrease in other general and administrative expenses.
    Research and development (R&D) expenses from continuing activities amounted to €51.7m in 2022 (2021: €47.0m, 9.9%). This variation mainly results from (i) an increase in direct research and development expenses (clinical and non-clinical) and (ii) an increase in other indirect research and development expenses, mainly linked to non-scientific and scientific fees.
  The avdoralimab intangible asset (anti-C5aR rights) total impairment of €41.0m (non-cash expense) following the Company’s decision to stop avdoralimab development in bullous pemphigoid indication in inflammation.
  A net financial income of €0.5m in 2022 (2021: €2.3m gain).
  A net loss from Lumoxiti discontinued operations of €0.1m in 2022 (2021: net loss of €7.3m, -98.2%). This decrease mainly resulted from the Settlement Amount of $6.2m (€5.5m as of December 31, 2021) paid to AstraZeneca in April 2022 for an amount of €5.9m under the Termination and Transition agreement.
  A net loss of €58.1m in 2022 (2021: net loss of €52.8m).

The table below summarizes the IFRS consolidated financial statements as of and for the year ended December 31, 2022, including 2021 comparative information.

In thousands of euros, except for data per share	December 31, 2022	December 31, 2021
Revenue and other income	57,674	24,703
Research and development	(51,663)	(47,004)
Selling, general and administrative	(22,436)	(25,524)
Total operating expenses	(74,099)	(72,528)
Operating income (loss) before impairment	(16,425)	(47,825)
Impairment of intangible asset	(41,000)	—
Operating income (loss) after impairment	(57,425)	(47,825)
Net financial income (loss)	(546)	2,347
Income tax expense	—	—
Net income (loss) from continuing operations	(57,972)	(45,478)
Net income (loss) from discontinued operations	(131)	(7,331)
Net income (loss)	(58,103)	(52,809)
Weighted average number of shares outstanding (in thousands)	79,640	79,543
Basic income (loss) per share	(0.73)	(0.66)
Diluted income (loss) per share	(0.73)	(0.66)
Basic income (loss) per share from continuing operations	(0.73)	(0.57)
Diluted income (loss) per share from continuing operations	(0.73)	(0.57)
Basic income (loss) per share from discontinued operations	—	(0.09)
Diluted income (loss) per share from discontinued operations	—	(0.09)

	December 31, 2022	December 31, 2021
Cash, cash equivalents and financial asset	136,604	159,714
Total assets	207,863	267,496
Shareholders’ equity	54,151	107,440
Total financial debt	42,251	44,251

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on Twitter and LinkedIn.

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Summary of Consolidated Financial Statements and Notes as of December 31, 2022

Consolidated Statements of Financial Position
(in thousand euros)

	December 31, 2022	December 31, 2021

Assets

Cash and cash equivalents	84,225	103,756
Short-term investments	17,260	16,080
Trade receivables and others - current	38,346	18,420
Total current assets	139,831	138,256

Intangible assets	1,556	44,192
Property and equipment	8,542	10,174
Non-current financial assets	35,119	39,878
Other non-current assets	149	148
Deferred tax assets	8,568	5,028
Trade receivables and others - non-current	14,099	29,821
Total non-current assets	68,033	129,241

Total assets	207,863	267,496

Liabilities
Trade payables and others	20,911	28,573
Collaboration liabilities – Current portion	10,223	7,418
Financial liabilities – Current portion	2,102	30,748
Deferred revenue – Current portion	6,560	12,500
Provisions – Current portion	1,542	647
Total current liabilities	41,338	79,886

Collaboration liabilities – Non current portion	52,988	32,997
Financial liabilities – Non-current portion	40,149	13,503
Defined benefit obligations	2,550	2,975
Deferred revenue – Non-current portion	7,921	25,413
Provisions – Current portion	198	253
Deferred tax liabilities	8,568	5,028
Total non-current liabilities	112,374	80,169

Share capital	4,011	3,978
Share premium	379,637	375,220
Retained earnings	(272,213)	(219,404)
Other reserves	819	456
Net income (loss)	(58,103)	(52,809)
Total shareholders’ equity	54,151	107,440

Total liabilities and shareholders’ equity	207,863	267,496

Consolidated Statements of Income (loss)
(in thousand euros)

	December 31, 2022	December 31, 2021

Revenue from collaboration and licensing agreements	49,580	12,112
Government financing for research expenditures	8,035	12,591
Sales	59

Revenue and other income	57,674	24,703

Research and development expenses	(51,663)	(47,004)
Selling, general and administrative expenses	(22,436)	(25,524)
Operating expenses	(74,099)	(72,528)

Operating income (loss) before impairment of intangible assets	(16,425)	(47,825)

Impairment of intangible assets	(41,000)	—

Operating income (loss) after impairment of intangible assets	(57,425)	(47,825)

Financial income	4,775	6,344
Financial expenses	(5,321)	(3,997)
Net financial income (loss)	(546)	2,347

Net income (loss) before tax	(57,972)	(45,478)

Income tax expense	—	—
Net income (loss) from continuing operations	(57,972)	(45,478)

Net income (loss) from discontinued operations	(131)	(7,331)

Net income (loss)	(58,103)	(52,809)

Net income (loss) per share:
(in € per share)
- basic income (loss) per share	(0.73)	(0.66)
- diluted income (loss) per share	(0.73)	(0.66)
- Basic income (loss) per share from continuing operations	(0.73)	(0.57)
- Diluted income (loss) per share from continuing operations	(0.73)	(0.57)
- Basic income (loss) per share from discontinued operations	—	(0.09)
- Diluted income (loss) per share from discontinued operations	—	(0.09)

Consolidated Statements of Cash Flows
(in thousand euros)

	December 31, 2022	December 31, 2021
Net income (loss)	(58,103)	(52,809)
Depreciation and amortization	45,405	4,596
Employee benefits costs	365	437
Provisions for charges	839	4
Share-based compensation expense	4,249	2,617
Change in valuation allowance on financial assets	1,372	(987)
Gains (losses) on financial assets	(912)	(1,136)
Change in valuation allowance on financial assets	118	(55)
Gains (losses) on assets and other financial assets	—	(367)
Interest paid	—	312
Other profit or loss items with no cash effect	15	(1,185)
Operating cash flow before change in working capital	(6,652)	(48,573)
Change in working capital	(12,502)	(9,884)
Net cash generated from / (used in) operating activities:	(19,154)	(58,457)
Acquisition of intangible assets, net	(587)	(401)
Acquisition of property and equipment, net	(535)	(929)
Acquisition of non-current financial assets	—	—
Disposal of property and equipment	—	7
Disposal of other assets	—	40
Acquisition of other assets	(1)	(1)
Disposal of non-current financial instruments	3,000	—
Interest received on financial assets	—	367
Net cash generated from / (used in) investing activities:	1,877	(917)
Proceeds from the exercise / subscription of equity instruments	198	499
Proceeds from borrowings	—	28,700
Repayment of borrowings	(2,026)	(2,069)
Net interest paid	—	(312)
Net cash generated from financing activities:	(1,828)	26,818
Effect of the exchange rate changes	(428)	(483)
Net increase / (decrease) in cash and cash equivalents:	(19,531)	(33,037)
Cash and cash equivalents at the beginning of the year:	103,756	136,792
Cash and cash equivalents at the end of the year :	84,225	103,756

Revenue and other income

The following table summarizes operating revenue for the periods under review:

In thousands of euro	December 31, 2022	December 31, 2021
Revenue from collaboration and licensing agreements	49,580	12,112
Government financing for research expenditures	8,035	12,591
Other income	59	—
Revenue and other income	57,674	24,703

Revenue from collaboration and licensing agreements

Revenue from collaboration and licensing agreements from continuing operations increased by €37.5 million, to €49.6 million for the year ended December 31, 2022, as compared to €12.1 million for the year ended December 31, 2021. Revenue from collaboration and licensing agreements mainly results from the spreading of the initial payments and the exercise of options related to the agreements signed with AstraZeneca in April 2015 and October 2018, on the basis of the completion of work that the Company is committed to carry out. The evolution in 2022 is mainly due to:

  A €14.9 million increase in revenue related to monalizumab to €22.4 million for the year ended December 31, 2022, as compared to €7.5 million for the year ended December 31, 2021. This increase is mainly explained by the transaction price increase of €13.4 million ($14.0 million) triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This change in the transaction price generated a €12.6 million favorable cumulative adjustment in the revenue related to monalizumab agreements over the period. As of December 31, 2022, the deferred revenue related to monalizumab amounts to €14.5 million (€6.6 million as “Deferred revenue—Current portion” and €7.9 million as “Deferred revenue—Non-current portion”).
  A €4.7 million revenue increase in revenue related to IPH5201 for the year ended December 31, 2022 resulting from the entire recognition in revenue of the $5.0 million milestone payment received from AstraZeneca following an amendment in June 2022 to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
  During the 2022 first semester, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0 million (€17.4m). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue over the period.
  A €1.0 million increase in revenue from the collaboration and research license agreement with Sanofi, to €4.0 million for the year ended December 31, 2022, as compared to €3.0 million for the year ended December 31, 2021. During the period, the Company announced the decision taken by Sanofi to advance IPH6401/SAR'514 towards regulatory preclinical studies for a new investigational drug. This decision triggered a milestone payment of €3.0 million fully recognized in revenue. This amount was received by the Company on September 9, 2022.
  A €0.2 million decrease in revenue from invoicing of research and development costs to €1.4 million for the year ended December 31, 2022, as compared to €1.6 million for the year ended December 31, 2021.

Government funding for research expenditures

Government funding for research expenditures decreased by €4.6 million, or 36.2%, to €8.0 million for the year ended December 31, 2022, as compared to €12.6 million for the year ended December 31, 2021. This change is primarily a result of a decrease in the research tax credit of €2.4 million, which is mainly due to (i) a decrease in eligible expenses in the research tax credit calculation and (ii) a provision following the tax inspection carried out in 2022 by the French tax authorities and recognized as a deduction from the 2022 research tax credit. This provision is based on estimated amounts and adjustments not disputed by the Company.

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year. The Company is again eligible to the Small and Mid-size Enterprise (SME) status under European Union criteria as of December 31, 2022. Consecutively, the Company is eligible for the early repayment by the French treasury of the 2021 research tax credit during the fiscal year 2023. The 2021 research tax credit (€10.3m) was received by the Company in November 2022.

Operating expenses

The table below presents our operating expenses from continuing operations for the years ended December 31, 2022 and 2021:

In thousands of euros	December 31, 2022	December 31, 2021
Research and development expenses	(51,663)	(47,004)
Selling, general and administrative expenses	(22,436)	(25,524)
Operating expenses	(74,099)	(72,528)

Research and development expenses

Research and development (“R&D”) expenses from continuing operations increased by €4.7 million, or 9.9%, to €51.7 million for the year ended December 31, 2022, as compared to €47.0 million for the year ended December 31, 2021. This increase over the period is mainly due to an increase in indirect research and development expenses resulting from an increase of €3.9 million in personnel and other expenses in line with an increase in scientific and non-scientific fees related to research and development operations. In addition, direct research and development expenses increased by €0.8 million over the period due to the significant increase in expenses relating to non-clinical development programs, partly offset by the decrease in expenses relating to clinical programs. Research and development expenses represented a total of 69.7% and 64.8% of operating expenses for years ended December 31, 2022 and December 31, 2021, respectively.

Direct research and development expenses increased by €0.8 million, or 2.8%, to €27.5 million for the year ended December 31, 2022, as compared to direct research and development expenses of €26.7 million for the year ended December 31, 2021. This increase is mainly due to: (i) a €5.0 million increase in expenses related to preclinical development programs relating notably to IPH6501, partly offset by a €4.3 million decrease in expenses related to the Company's clinical programs. This decrease in clinical program expenses mainly results from a €2.9 million decrease in expenses relating to the avdoralimab program and a €2.4 million decrease in expenses relating to the lacutamab program, partly offset by a €1.1 million increase in expenses related to IPH5201.

Also, as of December 31, 2022, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €63.2 million, as compared to collaborations liabilities of €40.4 million as of December 31, 2021. This increase of €22.8 million mainly results from the additional payment of $50.0 million (€47.7 million) made by AstraZeneca in June 2022 triggered by the treatment of the first patient in a second Phase 3 trial “PACIFIC-9” evaluating monalizumab in April 2022. This additional payment has been treated as an increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of $36.0 million (€34.3 million) in connection to the Phase 3 study co-funding commitment made by the Company and notified to AstraZeneca in July 2019. This increase was partially offset by payments made in 2022 to AstraZeneca related to the co-funding of the monalizumab program, including the Phase 3 INTERLINK-1 and PACIFIC-9 trials.

Personnel and other expenses allocated to research and development increased by €3.9 million, or 19.2%, to €24.2 million for the year ended December 31, 2022, as compared to an amount of €20.3 million for the year ended December 31, 2021. This increase is due to (i) a €3.0 million increase in other expenses related to the €1.3 million increase in non-scientific fees and the €1.0 million increase in scientific fees allocated to research and development, mainly explained by the increase in the use of external medical and regulatory experts, as well as (ii) the €1.2 million increase in staff costs allocated to research and development. This increase is mainly explained by the increase of €1.7 million share-based payments expenses in connection with the implementation of a company savings plan remunerated in free shares and (ii) the elimination of the non-transferability discount in the initial valuation of free performance share plans being acquired.

General and administrative expenses

General and administrative (“G&A”) expenses from continuing operations decreased by €3.1 million, or 12.1% to €22.4 million for the year ended December 31, 2022 as compared to €25.5 million for the year ended December 31, 2021. G&A expenses represented a total of 30.3% and 35.2% of the total operating expenses for the years ended December 31, 2022 and 2021, respectively.

Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.7 million, or 6.0%, to €10.2 million for the year ended December 31, 2022, as compared to personnel expenses of €10.9 million for the year ended December 31, 2021. This decrease mainly results from a decrease in wages of €0.6 million, mainly resulting from restructuring costs and higher annual bonuses level in 2021 as compared to 2022. This decrease is completed by the decrease in share-based payments of €0.1 million.

Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses decreased by €0.9 million, or 16.9%, to €4.2 million for the year ended December 31, 2022, as compared to an amount of €5.1 million for the year ended December 31, 2021. This decrease results mainly from (i) an increase of €0.9 million in fees for strategic consulting and implementation of the "At-the-Market" capital increase program, offset by (ii) a decrease of legal assistance costs, support costs by external service providers in the context of compliance with the Sarbanes-Oxley (SOX) Act and costs relating to the American subsidiary.

Other general and administrative expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative expenses. These expenses increased by €1.6 million or 16.5% to €8.0 million for the year ended December 31,2022, as compared to an amount of €9.5 million for the year ended December 31, 2021. This decrease related notably to the reversals of provisions for charges in connection with restructuring costs linked to the abandonment of the Company's commercial activities, as well as reversals of tax provisions, both within the 2021 financial year. These elements are completed by a net position of more favorable commercial exchange gains over the 2022 financial year.

Impairment of intangible assets

As of December 31, 2022, impairment of intangible assets is linked to the full depreciation of the avdoralimab intangible asset (anti-C5aR rights acquired from Novo/Nordisk A/S) for an amount of €41.0 million (non-cash expense) following Company’s decision to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation.

Financial income (loss), net

We recognized a net financial loss of €0.5 million for the year ended December 31, 2022, as compared to €2.3 million net financial gain for the year ended December 31, 2021. This change results mainly from the change in the fair value of certain financial instruments (net loss of €1.6 million in 2022 as compared to a €1.1 million gain in 2021) and a net foreign exchange gain of €0.8 million in 2022 as compared to a net foreign exchange loss of €1.2 million in 2021.

Net loss from discontinued operations

Further to the Company decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. The marketing authorization has been transferred back to AstraZeneca which has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales.

Subsequently, operations related to Lumoxiti are presented as discontinued operations from October 1, 2021.

As a consequence, net result from discontinued operations relating to Lumoxiti decreased by €7.2 million, or -98.2%, to a €0.1 million net loss for the year ended December 31, 2022, as compared to a a €7.3 million net loss for the year ended December 31, 2021. As a reminder, for the year ended the December 31, 2021, the net loss mainly resulted from the provision in connection with the Settlement Amount of $6.2m (€5.5m as of December 31, 2021) to be paid to AstraZeneca on April 30, 2022 under the Termination and Transition agreement. That amount was paid in 2022 by the Company in April 2022 for €5.9 million ($6.2 million).

Balance sheet items

Cash, cash equivalents, short-term investments and financial assets (current and non-current) amounted to €136.6 million as of December 31, 2022, as compared to €159.7 million as of December 31, 2021. Net cash as of December 31, 2022 (cash, cash equivalents and current financial assets less current financial liabilities) amounted to €99.4 million (€89.1 million as of December 31, 2021).

The other key balance sheet items as of December 31, 2022 are:

  Deferred revenue of €14.5 million (including €7.9 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €63.2 million (including €53.0 million booked as ‘Collaboration liability – non-current portion’) relating to the remainder of the initial payment received from AstraZeneca with respect to monalizumab, not yet recognized as revenue or used to co-fund the research and the development work performed by AstraZeneca including co-funding of the monalizumab program with AstraZeneca, notably the INTERLINK-1 and PACIFIC-9 Phase 3 trials;
  Intangible assets for a net book value of €1.6 million, mainly corresponding to the rights and licenses relating to the acquisitions of monalizumab (€44.2 million as of December 30, 2021); variation between the two periods is mainly explained by the avdoralimab intangible asset full impairment;
  Current receivables of €38.3 million, mainly resulting from the French government in relation to the research tax credit for 2022 (€9.2 million) and 2019 (€16.8 million);
  Non-current receivables from the French government mainly resulting from the research tax credit 2020 (€13.0 million) for a total amount of €14.1 million;
  Shareholders’ equity of €54.2 million, including the net loss of the period of €58.1 million;
  Financial liabilities amounting to €42.3 million (€44.3 million as of December 31, 2021). In August 2022, the Company obtained an extension for a period of five year with a one-year grace period (2023) of its State-Guaranteed Loans (Prêts Garantis par l’Etat “PGE”) from Société Générale (€20.0m) and BNP Paribas (€8.7m).

Cash-flow items

The net cash flow used over the year ended December 31, 2022 amounted to €19.5 million, compared to a net cash flow used of €33.0 million for the year ended December 31, 2021.

The net cash flow used during the period under review mainly results from the following:

  Net cash used from operating activities of €19.2 million, mainly explained by the net cash consumption of operating activities less the receipts (i) of 47.7 million ($50.0 million) and €4.6 million ($5.0 million) in June 2022 and August 2022, respectively, under the monalizumab agreement and the amendment to the IPH5201 collaboration and option agreement, (ii) the collection of €3.0 million received from Sanofi under the 2016 agreement and following Sanofi's decision to advance IPH6401/SAR'514 into regulatory preclinical studies for an investigational new drug and (iii) the 2021 research tax credit repayment of €10.3 million in November 2022. Theses proceeds are partly offset by the €5.9 million payment made to AstraZeneca in April 2022 pursuant the Lumoxiti Termination and Transition Agreement. As a reminder, net cash used from operating activities in 2021 included for a total amount of €10.0 million from Sanofi (in January, February and December 2021) in connection with the IPH6101/SAR443579 agreement signed in 2016, following Sanofi's decision at the end of 2020 to advance IPH6101/SAR443579 towards regulatory preclinical studies for a new investigational drug, and the launch of the first related Phase 1 trial in December 2021. Restated for these 2022 and 2021 proceeds and payments, net cash flows used by operating activities for the year ended December, 2022 increased by €10.4 million. This increase is mainly explained by the increase in the Company's research and development activities, notably related to pre-clinical trials, and also by higher cash outflows related to the re-invoicing of costs to AstraZeneca for the Phase 3 trials evaluating monalizumab (INTERLINK-1 and PACIFIC-9) in accordance with the Company's co-financing commitments. Also, net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €5.1 million for the year ended December 31,2022 as compared to €3.6 million for the year 2021. This increase is mainly linked to the payment made to AstraZeneca in April 2022 for an amount of €5.9 million pursuant the Lumoxiti Termination and Transition Agreement.
  Net cash used in investing activities for an amount of €1.9 million, mainly composed of a disposal of a non-current financial instrument which generated a net cash collection of €2.9 million partially offset by acquisitions of property, plant and equipment and intangible assets for €1.1 million. Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation are nil for year ended December 31, 2022 and December 31 2021, respectively.
  Net cash flows from financing activities for an amount of €1.8 million. As a reminder, on January 5, 2022, the Company announced that it had obtained a non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0m) and BNP Paribas (€8.7m). The funds related to these two PGEs were received by the Company on December 27 and 30, 2021 respectively. In August 2022, the Company obtained an extension for a period of five year with a one-year grace period (starting in 2024) of its State-Guaranted Loans (Prêts Garantis par l’Etat “PGE”) from Société Générale (€20.0m) and BNP Paribas (€8.7m). Loan repayments amounted to €2.0 million for the year ended December 31, 2022 compared to €2.1 million for the year ended December 31, 2021. In addition, net cash flow from financing activities related to Lumoxiti discontinued operation are nil for year ended December 31, 2022 and 2021, respectively.

Post period event

  On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets. Once selected, Sanofi will be responsible for all development, manufacturing and marketing. The closing of the transaction was subject to the authorization of the American authorities in accordance with the Hart Scott Rodino Act of 1976. This clearance was obtained on January 24, 2023, the date on which the collaboration was effective. Under the terms of the collaboration and research license agreement, the Company is eligible from the effective date of the contract for an initial payment of €25.0 million. This amount was received by the Company in March 2023.

Nota

This press release contains financial data approved by the Executive Board on March 22, 2023 based on our consolidated financial statements for the year ended December 31, 2022. The audit is in progress at the date of this communication.

Risk factors

Risk factors (“Facteurs de Risque”) identified by the Company are presented in section 3 of the registration document (“Universal Registration Document”) filed with the French Financial Markets Authority (“Autorité des Marchés Financiers” or “AMF”), which is available on the AMF website http://www.amf-france.org or on the Company’s website as well as in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

Contacts

Investors & Media
Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
henry.wheeler@innate-pharma.fr

Newcap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu